Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

April 13, 2011

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation

Form 10-K for the Fiscal Year Ended June 30, 2010

Form 10-Q for the Quarterly Period Ended December 31, 2010

File No. 000-14278

Dear Mr. Wilson,

Pursuant to our phone discussion on April 13, 2011 with Melissa Walsh, we are amending our response to your first comment in your letter dated March 29, 2011 as follows.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 33

1.	You indicate in your response to prior comment 2 that domestic cash flows from operations continue to be sufficient to fund operating activities and cash commitments for investing and financing activities. Tell us what consideration you gave to specifying the time period that you believe your domestic cash resources will be sufficient, including the short-term and long-term needs and sources of capital. Please refer to Financial Reporting Codification 501.03.a “Liquidity – Capital Resources.”

Response:

We acknowledge the Staff’s comments, and in response, we will specify the time period that we believe our domestic and foreign cash resources will be sufficient, including the short-term and long-term needs and sources of capital. To do this we will disclose that we expect our domestic cash resources will continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends, debt repayment schedules, and material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. In addition, we will disclose that we expect our foreign cash resources will continue to be sufficient to fund our foreign operating activities and cash commitments for investing activities, such as material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future.

If you have any further questions, please call me at (425) 704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/s/ Frank Brod
Frank Brod Corporate Vice President and Chief Accounting Officer
cc:	Peter Klein, Senior Vice President and Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, Senior Vice President and General Counsel

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